SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐              Form 40-F   ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 13, 2003 Boardwalk Equities Inc.

By:
/s/   Paul Moon

Paul Moon
Director of Corporate Communications

May 13, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES RECORD FIRST QUARTER RESULTS; AFFIRMS GUIDANCE

Calgary, Alberta — May 13, 2003 — Boardwalk Equities Inc. (“BEI” — TSX, NYSE) today announced record financial results for the first quarter of 2003. For the three-month period ended March 31, 2003, the Company reported Funds From Operations (“FFO”), a key performance measurement for real estate companies, of $15.5 million compared to $14.3 million in the same period last year. On a per share basis, the Company reported FFO of $0.31 on a diluted basis in the first quarter of 2003, compared to $0.29 for the same period last year. Property sales contributed $1 million, or $0.02 per share to FFO in the first quarter of 2003 compared to nil in the same period last year. During the first quarter of 2002, Boardwalk received a $3.2 million non-recurring utility rebate, resulting from the sale of assets of the incumbent gas provider, which contributed $0.07 to FFO per share last year. Excluding this non-recurring rebate, as well as gains on property sales, the FFO per share comparison would be $0.29 compared to $0.22 last year, representing a 32% increase.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however, it is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings after discontinued operations and adding non-cash items including Future Income Taxes and Amortization. The amount is currently referenced on Boardwalk’s Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s first quarter 2003 financial results include:

•	Rental revenues of $65.7 million, an increase of 20.2% compared to $54.7 million for the three-month period ended March 31, 2002.

•	Net operating income of $40.7 million, representing a 10.3% increase from $36.9 million in the same period last year.

•	FFO of $15.5 million, an increase of 8.6% compared to $14.3 million for the three-month period ended March 31, 2002. FFO from continuing operations, which excludes gains on property dispositions, of $14.4 million, an increase of 1.3% compared to $14.2 million for the three-month period ended March 31, 2002.

•	FFO per share of $0.31 on a diluted basis, an increase of 6.9% compared to $0.29 for the three-month period ended March 31, 2002. FFO per share from continuing operations, which excludes gains on property sales, was $0.29 on a diluted basis, compared to $0.29 for the three-month period ended March 31, 2002.

•	Net income of $1.5 million, a 21.5% decrease compared to $1.9 million in the same period last year. EPS of $0.03 compared to $0.04 in the first quarter of last year.

Sam Kolias, President and Chief Executive Officer, said, “The year is off to a good start and we are encouraged by the trends that we are seeing in our rental operations. The pace of activity in the housing sector has begun to taper off and we have experienced a reduction in the amount of residents who are moving out to go into home ownership. We continue to focus on driving occupancies higher and have seen an improvement in our occupancy rate every month so far this year. This is particularly encouraging as the winter and early spring are traditionally seasonally weak periods. We expect that our performance will continue to improve for the balance of this year as a result of a lower level of turnovers and improved occupancy rates.”

“During the quarter, we continued to make progress in executing key elements of our strategic plan,” said Mike Hough, Boardwalk’s Senior Vice President. “We expanded the Company’s base of operations in Montreal and entered the Gatineau/Ottawa market area, establishing an initial presence in an attractive new major market area. We have continued to broaden and strengthen our geographic platform which we believe enhances our long-term growth potential.”

Financial Statement Changes

Effective January 1, 2003, the Corporation adopted the new Canadian accounting recommendations with respect to the disposal of long-lived assets on or after that date. As a result, the Corporation now presents FFO per share from continuing operations and FFO per share from discontinued operations, as well as total FFO per share. Previously, the Corporation distinguished between FFO per share from rental operations, FFO per share from property sales and total FFO per share. With the new recommendations, the results of operations and cash flows associated with the disposal of long-lived assets on or after January 1, 2003 is now a component of discontinued operations rather than a component of continuing rental operations.

Operational Highlights

The average vacancy rate across the Company’s portfolio for the first quarter of 2003 was 4.9%, unchanged from the fourth quarter of 2002, and up from 4.8% in the first quarter of last year. On a sequential month-to-month basis, vacancy has trended downwards every month since January of this year.

The average monthly rent realized in the first quarter of 2003 was $725 per unit, up $29, or 4.2%, from $696 per unit for the 3-months ended March 31, 2002. Management estimates that market rents for its properties at the end of March 2003 averaged $788 per unit per month which compares to an average in-place monthly rent per occupied unit of $754 for the three months ended March 31, 2003. This translates into an estimated “loss-to-lease” of approximately $12.5 million, maintaining existing occupancy rate levels.

Same-Property Results

The “same-property” results for the Company’s stabilized properties (defined as properties owned for a period of over 24 months) for the three-month period ended March 31, 2003 showed rental growth of 1.7%, an increase in operating expenses of 17.5% and a decline in NOI of 5.7% compared to the same period last year. The year-to-year comparison is affected by the impact of a non-recurring gas utility rebate received in the first quarter of 2002 for a significant portion of the Company’s Alberta properties.

Excluding the non-recurring rebate, the Company’s stabilized properties in the first quarter of 2003 would have showed rental growth of 1.7%, a decrease in operating expenses of 0.6% and NOI growth of 3.1% compared to the same period last year.

A total of 25,064 units, representing approximately 82% of Boardwalk’s total portfolio, were classified as stabilized as at March 31, 2003. None of the Company’s Quebec properties are currently classified as stabilized.

Same-Property Results — Stabilized Portfolio
Three Months Ended March 31, 2003 vs. Three Months Ended March 31, 2002

		Rental Expenses

	Rental Revenues	Utilities	Utility Rebate	Other	Total	NOI	% of Stab NOI

Calgary	-2.6%	-23.3%	-100.0%	19.1%	1.3%	-4.1%	24.7%
Edmonton	3.3%	-20.8%	-100.0%	21.5%	47.3%	-11.3%	42.8%
Other Alberta	-0.9%	-19.7%	-100.0%	14.1%	35.2%	-12.1%	6.5%
Ontario	4.7%	13.1%	—	5.1%	8.6%	1.1%	11.6%
Saskatchewan	2.1%	-22.5%	—	6.9%	-5.8%	8.7%	14.4%

Total	1.7%	-15.9%	-100.0%	14.3%	17.5%	-5.7%	100.0%

Total — Excluding non-recurring rebate	1.7%	-15.9%	—	14.3%	-0.6%	3.1%

Acquisition/Disposition Activity

In the first quarter of 2003, the Company completed the acquisition of a total of 1,129 units at an acquisition price of $54.0 million. These acquisitions include additional properties in the Montreal market and an apartment complex in Gatineau, Quebec. The acquisition price equates to an average acquisition price of approximately $47,800 per unit, and less than $65 per rentable square foot, which is estimated to be less than half of replacement cost. The properties acquired were:

Parc de la Montagne, Gatineau (Hull) — an apartment complex consisting of three concrete high-rise buildings with a total of 321 residential units and total rentable area of 204,000 square feet. The transaction closed on January 9, 2003. The acquisition price of $13.7 million equates to approximately $42,700 per unit.

Domaine d’Iberville Apartments, Montreal (Longueuil) — a luxury apartment complex which consists of four concrete high-rise buildings with a total of 720 residential units and a total rentable area of approximately 560,000 square feet. The acquisition was by way of a leasehold interest and the transaction closed on February 4, 2003. The acquisition price of $34.5 million equates to approximately $47,900 per unit.

600 Cote Vertu, Montreal (Saint Laurent) — a six-storey concrete building located in the Montreal suburb of Saint Laurent. The transaction closed on February 5, 2003. The property has 88 units and a total rentable area of approximately 68,000 square feet. The acquisition price of $5.8 million equates to approximately $65,900 per unit.

These acquisitions expand Boardwalk’s presence in the Montreal market to over 3,900 units, and its portfolio in the province of Quebec to over 4,500 units.

In the first quarter of 2003, the Company completed the disposition of a non-core 40-unit property in Edmonton, located in the southern part of the city. The property was sold for $3.0 million and contributed $1.0 million to total FFO. There were no dispositions in the first quarter of 2002.

Continued Financial Strength

The Company maintained its solid financial position in the quarter. Boardwalk’s mortgage debt totalled $1.34 billion as at March 31, 2003, up from $1.31 billion at December 31, 2002. The increase is largely attributable to the additional debt related to property acquisitions that the Company completed during the first quarter. As of March 31, 2003, the Company’s debt had an average maturity of 4.5 years with a weighted average interest rate of 5.84%. The Company’s debt-to-total-market-capitalization ratio was 65.1% as at March 31, 2003, which compares to 62.7% at the same time last year.

The Company’s interest coverage ratio, excluding gains, for the three-month period ended March 31, 2003 was 1.84 times compared to 1.92 times in the same period last year. The comparison is affected by the non-recurring utility rebate in the first quarter of last year.

Subsequent to the end of the first quarter of 2003, Boardwalk completed the refinancing of the Domaine d’Iberville Apartments, located in the Montreal suburb of Longueuil, a property that was acquired by the Company in the first quarter of the year. The new conventional first mortgage on the Longueuil property totalled $26.4 million, with a five-year term maturing on May 1, 2008 and a fixed interest rate of 5.76%. The proceeds of the refinancing were used in part to repay $23.0 million which had been drawn from the company’s bank facility.

Quarterly Dividend Announced

Yesterday, the Board of Directors declared a quarterly cash dividend of $0.02 (Canadian) per share on the outstanding common shares. The dividend is payable on June 9th, 2003 to shareholders of record at the close of business on May 26th, 2003. The dividend equates to an annual cash dividend rate of $0.08 per common share.

2003 Earnings Guidance

“We are affirming our previous fiscal 2003 guidance for total FFO per share of $1.40 – $1.44,” stated Rob Geremia, Senior Vice President, Finance and CFO.

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The First Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on First Quarter, 2003 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company’s first quarter results this morning at 11:15am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference Dial-In Numbers: The telephone numbers for the conference are 416-640-4127 (within Toronto) or toll-free 1-800-814-4857 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for any software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=512600.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on May 20th, 2003. You can access it by dialing 416-640-1917 and using the passcode 246472#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call.

Annual Meeting of Shareholders

Boardwalk will hold its Annual Meeting of Shareholders later today at 3:00PM (Calgary time) in the Calgary Petroleum Club, 319 — 5 Avenue SW.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 30,400 units totalling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.1 billion.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.

CONSOLIDATED BALANCE SHEETS
(CDN$ THOUSANDS)

	March 31,	December 31,
AS AT	2003	2002

	(Unaudited)	(Audited)
Assets
Revenue producing properties	$1,658,776	$1,604,277
Properties held for development	7,149	7,038
Mortgages and accounts receivable	13,241	14,704
Other assets	13,739	13,723
Deferred financing costs	36,895	37,521
Segregated tenants’ security deposits	7,489	7,596
Cash and cash equivalents	2,086	23,631

	$1,739,375	$1,708,490

Liabilities
Mortgages payable	$1,337,591	$1,307,177
Accounts payable and accrued liabilities	17,628	21,498
Refundable tenants’ security deposits and other	10,356	10,496
Capital lease obligations	4,337	4,598
Future income taxes (NOTE 7)	65,127	62,976

	1,435,039	1,406,745

Shareholders’ Equity
Share capital (NOTE 5)	268,983	266,516
Retained earnings	35,353	35,229

	304,336	301,745

	$1,739,375	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

	(Unaudited)	(Unaudited)
Revenue
Rental income	$65,707	$54,684
Expenses
Revenue producing properties:
Operating expenses	$8,239	$5,519
Utilities	10,233	10,292
Utility rebate (NOTE 8)	—	(3,235)
Property taxes	6,512	5,201
Administration	5,852	4,727
Financing costs	18,973	16,763
Deferred financing costs amortization	664	527
Amortization	12,175	10,893

	$62,648	$50,687

Earnings from continuing operations before income taxes	$3,059	$3,997
Large corporations taxes	822	661
Future income taxes (NOTE 7)	1,470	1,414

Earnings from continuing operations	767	1,922
Earnings from discontinued operations, net of tax (NOTE 4)	751	12

Net earnings for the period	$1,518	$1,934

Basic earnings per share (NOTE 6)
— from continuing operations	$0.02	$0.04
— from discontinued operations	$0.01	$0.00

Basic earnings per share	$0.03	$0.04

Diluted earnings per share (NOTE 6)
— from continuing operations	$0.02	$0.04
— from discontinued operations	$0.01	$0.00

Diluted earnings per share	$0.03	$0.04

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	1,518	1,934
Dividends paid	(1,002)	(2,477)
Premium on share repurchases	(392)	(583)

Retained earnings, end of period	$35,353	$25,656

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

	(Unaudited)	(Unaudited)
Cash obtained from (applied to):
Operating activities
Net earnings for the period	$1,518	$1,934
Earnings from discontinued operations (NOTE 4)	(751)	(12)
Income taxes	1,470	1,414
Amortization	12,175	10,893

Funds from continuing operations	$14,412	$14,229
Funds from discontinued operations	33	32
Net change in operating working capital	(2,504)	$3,112
Net change in properties held for development	(111)	(133)

Total cash provided by operating activities	$11,830	$17,240

Financing activities
Issue of common shares for cash (net of issue costs)	$2,703	$1,112
Stock repurchase program	(628)	(1,045)
Dividends paid	(1,002)	(2,477)
Financing of revenue producing properties	42,803	85,181
Repayment of debt on revenue producing properties	(23,906)	(58,202)
Deferred financing costs incurred (net of deferred financing costs amortization)	(273)	(1,815)

	$19,697	$22,754

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(42,518)	$(2,826)
Project improvements to revenue producing properties	(11,487)	(6,536)
Net cash proceeds from sale of property	1,223	—
Technology for real estate operations	(290)	(554)

	$(53,072)	$(9,916)

(Decrease) increase in cash and cash equivalents balance during the period	$(21,545)	$30,078
Cash and cash equivalents, beginning of period	$23,631	$25,672

Cash and cash equivalents, end of period	$2,086	$55,750

Taxes paid	$816	$753

Interest paid	$18,853	$16,797

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2003

(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS UNLESS OTHERWISE STATED)

1.    BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

2.    ACCOUNTING POLICY CHANGES

Stock-based compensation plans

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect early adoption of the CICA exposure draft on section 3870 of the CICA Handbook. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively. If there are any further changes to the exposure draft, the Corporation will adjust the policy to reflect section 3870 in its final form.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three months ended March 31, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

Disposal of long-lived assets

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement has been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

Disclosure of guarantees

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

Comparative figures

Certain comparative figures have been reclassified with the presentation of the current period, or as a result of accounting changes.

3.    ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

Acquisitions

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Cash paid	$42,518	$2,826
Debt assumed	12,303	—

Total purchase price	$54,821	$2,826
Fair value adjustment to debt	869	—

Book value	$55,690	$2,826

Units acquired	1,129	60

Dispositions

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Cash received	$1,385	$—
Debt assumed by the purchaser	1,655	—

Total proceeds	$3,040	$—
Net book value	$1,993	$—

Gain on sales before income taxes	$1,047	$—

Units sold	40	—

4.    DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

During the current period, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the current period. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

Earnings from Discontinued Operations

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Revenue
Rental income	$86	$78
Expenses
Revenue producing properties:
Operating expenses	$4	$10
Utilities	17	4
Utility rebate (NOTE 8)	—	(1)
Property taxes	6	5
Administration	2	2
Financing costs	24	25
Deferred financing costs amortization	—	1
Amortization	—	13

	$53	$59

Operating earnings from discontinued operations before income taxes	$33	$19
Future income taxes	12	7
Operating earnings from discontinued operations	$21	$12
Gain on disposition	1,047	—
Future income taxes	(317)	—

Earnings from discontinued operations	$751	$12

5.    SHARE CAPITAL

(a) Issued

	March 31, 2003		December 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding	50,320	$268,983	50,109	$266,516

(b) Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2002 — 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at March 31, 2003, there was a total of 3,133,172 (December 31, 2002 — 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $22.92 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	March 31, 2003		December 31, 2002

	3 months	Weighted average	12 months	Weighted average
	options	exercise price	Options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(254,200)	$10.63	(801,633)	$11.02
Forfeited	(92,700)	$18.43	(296,851)	$17.14

Outstanding, end of period	3,133,172	$12.43	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at March 31, 2003:

	Options outstanding			Options exercisable

		Weighted average			Weighted average
Range of		remaining	Weighted average		remaining	Weighted average
exercise	Number	contractual life	exercise	Number	contractual life	exercise
prices	outstanding	(years)	price	exercisable	(years)	price

$9.01 to $11.00	544,600	6.9	$9.46	502,800	6.9	$9.46
$11.01 to $13.00	1,830,222	6.3	$11.98	1,110,764	6.7	$11.90
$13.01 to $15.00	399,450	5.9	$14.02	284,012	5.3	$13.87
$15.01 to $17.00	274,900	6.1	$16.18	197,520	6.1	$16.27
$17.01 to $23.00	84,000	0.1	$21.58	84,000	0.1	$21.58

	3,133,172	6.2	$12.43	2,179,096	6.3	$12.36

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Compensation Costs	$(536)	$(318)
Net Earnings
As reported	$1,518	$1,934
Pro forma	$982	$1,616
Net Earnings per Common Share
Basic
As reported	$0.03	$0.04
Pro forma	$0.02	$0.03
Diluted
As reported	$0.03	$0.04
Pro forma	$0.02	$0.03

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Risk free interest rate	5.33%	5.83%
Expected lives (years)	7 - 10 years	7 - 10 years
Expected volatility	42.56%	42.64%
Dividend per share	$0.05	$0.05

6.    PER SHARE CALCULATIONS

The Corporation has adopted a CIPPREC requirement to disclose a funds from operations (“FFO”) calculation versus the traditional cash flow from operations calculation. The following table sets forth the computation of basic and diluted earnings per share and FFO per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Numerator
Earnings from continuing operations	$767	$1,922
Earnings from discontinued operations	$751	$12
Funds from continuing operations	$14,412	$14,229
Funds from discontinued operations (includes gain on disposition)	$1,080	$32

Denominator
Denominator for basic earnings per share — weighted average shares	50,098	49,370

Effect of dilutive securities
Stock options	536	305
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,634	49,675

Basic and diluted earnings per share from continuing operations	$0.02	$0.04

Basic and diluted earnings per share from discontinued operations	$0.01	$0.00

Basic and diluted FFO per share from continuing operations	$0.29	$0.29

Basic and diluted FFO per share from discontinued operations	$0.02	$0.00

7.    FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Continuing operations	$1,470	$1,414
Discontinued operations	329	7

Total future income taxes	$1,799	$1,421

The future income tax expense is computed as follows:

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Tax expense based on expected rate of 37% (2002 — 36%)	$1,530	$1,421
Non-taxable portion of capital gain	(223)	—
Adjustment to future income tax liabilities	536	—
Adjustment for change in effective tax rate	(44)	—

Future income tax expense	$1,799	$1,421

The future income tax liability is calculated as follows:

AS AT	March 31, 2003	December 31, 2002

Tax assets related to operating losses	$69,066	$63,254
Tax liabilities related to differences in tax and book basis	(134,193)	(126,230)

Future income tax liability	$(65,127)	$(62,976)

8.    UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

9.    COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming years.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2003, and the second contract runs from January 1, 2003 to September 30, 2004. In aggregate, these contracts provide the commodity at a price of $5.43/GJ. The remaining 25% supply will float at spot prices.

In Saskatchewan, the Corporation has a three-year physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

10.  GUARANTEES

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at March 31, 2003 is approximately $8.2 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at March 31, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

11.  SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months
	ended	ended
	March 31,	March 31,
	2003	2002

Alberta
Revenue	$37,643	$37,775
Expenses
Operating	4,716	3,820
Utilities	5,316	6,836
Utility rebate	—	(3,225)
Property taxes	2,905	2,659

	12,937	10,090

Net operating income from continuing operations	$24,706	$27,685

Identifiable Assets
Revenue producing properties	$970,490	$981,166
Mortgages and accounts receivable	7,797	14,080
Deferred financing costs	24,962	26,093
Tenants’ security deposits	6,445	7,346

	$1,009,694	$1,028,685

Saskatchewan
Revenue	$8,454	$8,255
Expenses
Operating	1,157	915
Utilities	1,232	1,623
Property taxes	1,199	1,200

	3,588	3,738

Net operating income from continuing operations	$4,866	$4,517

Identifiable Assets
Revenue producing properties	$180,326	$180,968
Mortgages and accounts receivable	5	—
Deferred financing costs	4,634	5,383
Tenants’ security deposits	—	1,349

	$184,965	$187,700

Ontario
Revenue	$8,537	$8,189
Expenses
Operating	1,276	1,164
Utilities	1,977	1,775
Property taxes	1,351	1,322

	4,604	4,261

Net operating income from continuing operations	$3,933	$3,928

Identifiable Assets
Revenue producing properties	$215,408	$213,069
Mortgages and accounts receivable	492	1,092
Deferred financing costs	2,898	2,978

	$218,798	$217,139

Quebec
Revenue	$10,550	$—
Expenses
Operating	1,121	—
Utilities	1,619	—
Property taxes	1,035	—

	3,775	—

Net operating income from continuing operations	$6,775	$—

Identifiable Assets
Revenue producing properties	$285,105	$—
Mortgages and accounts receivable	4,648	—
Deferred financing costs	4,369	—

	$294,122	$—

Total
Net operating income from continuing operations	$40,280	$36,130
Unallocated revenue*	438	387
Unallocated expenses**	(39,951)	(34,595)

Net income from continuing operations	$767	$1,922

Assets
Identifiable assets	$1,505,451	$1,433,524
Unallocated assets***	233,924	82,179

	$1,739,375	$1,515,703

*	Unallocated revenue includes interest income and other non-rental income from continuing operations.

**	Unallocated expenses include non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.